FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

VIDÉOTRON LTÉE
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE
Filed in this Form 6-K

Documents index

1-	Press release dated November 19, 2004.

November 19, 2004

For immediate release

VIDÉOTRON LTÉE ANNOUNCES THAT IT HAS SUCCESSFULLY
COMPLETED ITS OFFERING OF US$315 MILLION OF SENIOR NOTES
AND AMENDED ITS CREDIT FACILITIES

Montreal, Canada — Vidéotron Ltée announced today that it has successfully closed its private offering of US$315 million aggregate principal amount of 6 7/8% Senior Notes due January 15, 2014 and amended the terms of its credit facilities. The new notes form a single series with Vidéotron’s existing US$335 million aggregate principal amount of 6 7/8% Senior Notes, except that they remain subject to certain transfer restrictions. The new notes were sold at a 5% premium to their face amount. This resulted in gross proceeds of approximately US$331 million (or approximately CDN$397 million) before accrued interest, and an effective interest rate of 6.15%.

The net proceeds from the sale of the notes were used to repay in full Vidéotron’s term loan of approximately CDN$318.1 million under its bank credit facilities and to declare and pay a dividend of CDN$54.6 million to Quebecor Media Inc., Vidéotron’s parent company. The remainder of such net proceeds will be used for other general corporate purposes. Concurrently with this offering, Vidéotron has also amended the terms of its credit facilities to increase from CDN$100 million to CDN$450 million its revolving credit facility, increase its capacity to make future distributions to Quebecor Media and extend maturity to 2009.

The President and CEO of Vidéotron, Mr. Robert Dépatie, said: “In October 2003, we issued US$335 million in 6 7/8% Senior Notes at a slight discount resulting in an effective interest rate of 7%. One year later, Videotron has successfully issued a new series of these 6 7/8% Senior Notes at a significant premium which, in our view, reflects among other things the market’s acknowledgement of the strength of our operations and financial condition. As a result of this financing, we have enhanced an already sound financial position, thereby providing the company with additional flexibility to pursue its business plan including the launch of our new telephony services in the first half of 2005.”

“We are very pleased with the outcome of this financing at a remarkably attractive yield to maturity. These transactions will strengthen Quebecor Media’s liquidity profile and

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represent another step taken in the ongoing improvement of the group’s capital structure” commented Serge Gouin, President and CEO of Quebecor Media.

The offering was made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A under the U.S. Securities Act of 1933, as amended. The senior notes have not been registered under the U.S. Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking statements

This press release contains forward-looking statements, which are subject to known and unknown risks and uncertainties that could cause Vidéotron’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Vidéotron’s products and services, changes in programming and equipment costs and availability, fluctuations in pricing actions by competitors, and general changes in the economic environment.

Vidéotron ltée (www.videotron.com), a wholly-owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development and Internet access services. Vidéotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. Vidéotron serves 1,450,000 cable television customers in Québec; including over 308,000 illico subscribers. Vidéotron is also the Québec leader in high-speed cable Internet access, with 501,000 subscribers to its cable modem and dial-up services.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Inc. (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

/S/ Claudine Tremblay
————————————
By:  Claudine Tremblay
        Assistant Secretary

Date:  November 19, 2004